Faegre Drinker Biddle & Reath LLP

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September 11, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Foor David Orlic

Re:	Partners Group Private Income Opportunities, LLC (the “Fund” or the “Registrant”) Preliminary Proxy Statement Supplemental Responses (File Nos. 333-238474 and 811-23188)

Dear Messrs. Foor and Orlic:

On behalf of the Fund, we are writing to you to submit a supplemental response to your comments on the Fund’s Preliminary Proxy Materials (the “Proxy Statement”) filed on August 19, 2020. In our separately provided response letter to the aforementioned comments, submitted via EDGAR correspondence on September 3, 2020 (the “Response Letter”), we provided in response to comment 6 an analysis of the applicability of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Fund in connection with the reorganization transaction contemplated by the Proxy Statement, and concluded that Rule 13e-3 was not applicable because the Reorganization does not result in the effects required by a “Rule 13e-3 transaction.” We are providing a supplemental response to comment 6 in the alternative to our response to comment 6 contained in the Response Letter. For your convenience, comment 6 is repeated below in bold, and our supplemental response follows the comment. Capitalized terms used and not defined herein have the meaning given to them in the Proxy Statement.

Comment 6: Rule 13e-3 under the Exchange Act provides that if an issuer or its affiliates engage in a transaction or series of transactions of certain types that will cause a class of the issuer’s equity to become eligible for suspension of its reporting requirements, the issuer must file a Schedule 13e-3. Please confirm that the Fund has complied or intends to comply with its disclosure requirements under Rule 13e-3, or explain why such requirements do not apply.

Response: As noted in the Response Letter, the Registrant does not believe that the requirements of Rule 13e-3 under the Exchange Act are applicable because the Reorganization of the Fund into the Acquiring Fund would not result in the effects required by Rule 13e-3(a)(3)(ii) to be deemed a “Rule 13e-3 transaction” (as such term is defined in Rule 13e-3(a)(3)). Even if the Staff concludes that the Reorganization does result in the effects required by Rule 13e-3(a)(3)(ii) to be deemed a Rule 13e-3 transaction, the Registrant would still not be required to file a Schedule 13E-3 because (i) a plain reading of sub-section (b) of Rule 13e-3 indicates the requirements of sub-section (b)(2) are not applicable to closed end investment companies that do not have a class of equity securities registered pursuant to Section 12 of the Exchange Act (i.e., non-traded, closed end funds), and (ii) a plain reading of sub-section (c)(1) indicates that the requirements of that sub-section apply only to “an issuer required to file periodic reports pursuant to Section 15(d) of the [Exchange Act] ….”

Sub-section (b)(1) of Rule 13e-3 states:

It shall be a fraudulent, deceptive or manipulative act or practice, in connection with a Rule 13e-3 transaction, for an issuer which has a class of equity securities registered pursuant to section 12 of the [Exchange Act] or which is a closed-end investment company (emphasis added) registered under the Investment Company Act of 1940, or an affiliate of such issuer, directly or indirectly (i) To employ any device, scheme or artifice to defraud any person; (ii) To make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (iii) To engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon any person.

Sub-section (b)(2) of Rule 13e-3 states:

As a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with any Rule 13e-3 transaction, it shall be unlawful for an issuer which has a class of equity securities registered pursuant to section 12 of the [Exchange Act], or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction unless: (i) Such issuer or affiliate complies with the requirements of paragraphs (d), (e) and (f) of this [Rule]; and (ii) The Rule 13e-3 transaction is not in violation of paragraph (b)(1) of this section.

The language of Rule 13e-3(b)(1) makes clear its application to “an issuer which has a class of equity securities registered pursuant to section 12 of the [Exchange Act] or which is a closed-end investment company (emphasis added) registered under the Investment Company Act of 1940.” The Registrant is a closed-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is subject to the anti-fraud requirements of sub-section (b)(1). The language of Rule 13e-3(b)(2) sets forth its application to “an issuer which has a class of equity securities registered pursuant to section 12 of the [Exchange Act],” but omits any reference to closed end investment companies. The inclusion of a reference to closed-end investment companies in the language of sub-section (b)(1), and the omission of a reference to closed-end investment companies from the language of sub-section (b)(2), indicates that the requirements of sub-section (b)(2) are not intended to apply to closed-end investments companies without a class of equity securities registered pursuant to section 12 of the Exchange Act. The Registrant is not “an issuer which has a class of securities registered pursuant to section 12 of the [Exchange Act].” Accordingly, it is not subject to the requirements of sub-section (b)(2) of Rule 13e-3, including the requirement to file a Schedule 13E-3.

Sub-section (c)(1) of Rule 13e-3 states:

It shall be unlawful as a fraudulent, deceptive or manipulative act or practice for an issuer which is required to file periodic reports pursuant to Section 15(d) (emphasis added) of the [Exchange Act], or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction unless such issuer or affiliate complies with the requirements of paragraphs (d), (e) and (f) of this section.

As noted in the Response Letter, Section 30(d) of the 1940 Act states:

The Commission shall issue rules and regulations permitting the filing with the Commission, and with any national securities exchange concerned, of copies of periodic reports, or of extracts therefrom, filed by any registered investment company pursuant to subsections (a) and (b), in lieu of any reports and documents required of such company under section 13 or 15(d) of the [Exchange Act] (emphasis added).

The Commission has adopted rules and regulations pursuant to Section 30(d). Merriam-Webster’s dictionary defines “in lieu of” to mean “in place of” or “instead of.” A plain reading of Section 30(d) of the 1940 Act therefore indicates that registered investment companies are required to file periodic reports pursuant to Section 30(d) of the 1940 Act instead of pursuant to Section 15(d) of the Exchange Act. The Fund is a registered investment company and files periodic reports pursuant to Section 30(d) of the 1940 Act. Accordingly, because sub-section (c)(1) of Rule 13e-3 applies to “an issuer which is required to file periodic reports pursuant to Section 15(d) of the [Exchange Act],” and because the Fund files periodic reports pursuant to Section 30 of the 1940 Act “in lieu of any reports and documents required of such company under section 13 or 15(d) of the [Exchange Act],” the requirements of sub-section (c)(1) of Rule 13e-3, including the requirement to file a Schedule 13E-3 in connection with a Rule 13e-3 transaction, do not apply to the Fund. The Registrant believes that is a clear and unambiguous reading of the Rule.

For the reasons detailed above, we firmly believe that the Fund is not subject to the substantive requirements of Rule 13e-3 in connection with the Reorganization. Moreover, as the Acquiring Fund is subject to identical reporting requirements as the Fund, compliance with the rule would provide no benefits to Shareholders and would result in Shareholders bearing unnecessary costs. After reviewing this supplemental response, we would appreciate an opportunity to speak with the appropriate members of the Staff at your earliest convenience.

* * * * *

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959, or, in my absence, to David Williams at (312) 569-1107.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer